SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2003

CLAXSON INTERACTIVE GROUP INC. (Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒  Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item	Page
Item 1. Other Events	3
Item 2. Exhibits	3
Signatures	5

Item 1. Other Events

     A.    On December 26, 2002, Playboy Enterprises, Inc. (“Playboy”) and Claxson Interactive Group Inc. (the “Company”) issued an announcement that Playboy, the Company and each of their respective affiliates completed a restructuring of their joint ventures for the ownership and operation of Playboy TV networks outside of the United States and Canada (the “Restructuring”). A copy of the announcement is being incorporated herein by reference to the report filed on Form 6-K (No. 03505570) as filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2003.

     B.    In connection with the Company’s previously announced Restructuring, the Company is furnishing the required documents as exhibits to this report on Form 6-K, each of which is incorporated by reference herein.

Item 2. Exhibits

Exhibit Number	Description

2.1	Transfer Agreement, dated as of December 23, 2002, by and among Playboy Enterprises, Inc., Playboy Entertainment Group, Inc., Playboy Enterprises International, Inc., Claxson Interactive Group Inc., Carlyle Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Carlton Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Lifford International Co. Ltd. and Playboy TV International, LLC. The Company agrees to furnish supplementally any omitted schedule to the Commission upon request.

*10.1	Second Amended and Restated Operating Agreement for Playboy TV – Latin America, LLC, effective as of April 1, 2002, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd. The Company agrees to furnish supplementally any omitted schedule to the Commission upon request.

*10.2	Playboy TV – Latin America Program Supply and Trademark License Agreement, dated December 23, 2002, by and between Playboy Entertainment Group, Inc. and Playboy TV – Latin America, LLC. The Company agrees to furnish supplementally any omitted schedule to the Commission upon request.

*10.3	Venus Contribution Agreement, dated as of December 23, 2002, by and among Claxson Interactive Group Inc., Lifford International Co. Ltd, Playboy TV – Latin America, LLC and Playboy Entertainment Group, Inc. The Company agrees to furnish

Exhibit Number	Description

supplementally any omitted schedule to the Commission upon request.

10.5.	Amendment No. 1 to the Playboy TV International Program Supply Agreement, dated as of December 22, 2002, by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC. (Previously filed in final form as an exhibit to the same exhibit number to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

99.1	Press Release, dated December 26, 2002, announcing the Restructuring. (Incorporated herein by reference to the report filed on Form 6-K (No. 03505570) as filed with the Commission on January 6, 2003).

*	Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)

Date: January 23, 2003	By:	/s/ Roberto Vivo-Chaneton Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Transfer Agreement, dated as of December 23, 2002, by and among Playboy Enterprises, Inc., Playboy Entertainment Group, Inc., Playboy Enterprises International, Inc., Claxson Interactive Group Inc., Carlyle Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Carlton Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Lifford International Co. Ltd. and Playboy TV International, LLC. The Company agrees to furnish supplementally any omitted schedule to the Commission upon request.

*10.1	Second Amended and Restated Operating Agreement for Playboy TV – Latin America, LLC, effective as of April 1, 2002, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd. The Company agrees to furnish supplementally any omitted schedule to the Commission upon request.

*10.2	Playboy TV – Latin America Program Supply and Trademark License Agreement, dated December 23, 2002, by and between Playboy Entertainment Group, Inc. and Playboy TV – Latin America, LLC. The Company agrees to furnish supplementally any omitted schedule to the Commission upon request.

*10.3	Venus Contribution Agreement, dated as of December 23, 2002, by and among Claxson Interactive Group Inc., Lifford International Co. Ltd, Playboy TV – Latin America, LLC and Playboy Entertainment Group, Inc. The Company agrees to furnish supplementally any omitted schedule to the Commission upon request.

10.5.	Amendment No. 1 to the Playboy TV International Program Supply Agreement, dated as of December 22, 2002, by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC. (Previously filed in final form as an exhibit to the same exhibit number to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

Exhibit Number	Description

99.1	Press Release, dated December 26, 2002, announcing the Restructuring. (Incorporated herein by reference to the report filed on Form 6-K (No. 03505570) as filed with the Commission on January 6, 2003).

*	Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.